Notice to ASX Page 1 of 2 Addendum to Rio Tinto Limited notice of meeting 19 March 2021 Rio Tinto Limited will today issue an addendum to its 2021 notice of annual general meeting setting out two advisory resolutions requisitioned by two groups of shareholders as announced on 9 March 2021. As Rio Tinto’s current approach is substantially consistent with both of the proposed resolutions, the Rio Tinto Board is recommending that shareholders vote in favour of these resolutions. Each group of requisitioning shareholders had also proposed an amendment to Rio Tinto Limited’s constitution to allow non-binding advisory resolutions. As in previous years, Rio Tinto opposes this resolution as it would be likely to create uncertainty and would give rise to a number of practical difficulties, including in relation to the authority and accountability of the directors. However, as Rio Tinto’s Board is supporting the non-binding advisory resolutions being put to this year’s annual general meeting, the constitutional amendment is not required this year. The requisitioning shareholders have therefore withdrawn these resolutions. Further detail on the two advisory resolutions The first resolution (Resolution 19) requests that Rio Tinto disclose in its subsequent annual reporting short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions, and performance against those targets. The resolution proposes that those targets should be independently verified as aligned with the climate goals of the Paris Agreement. Rio Tinto has already set out short, medium and long-term targets for its scope 1 and 2 greenhouse gas emissions in its 2020 Annual Report and Climate Change Report (see www.riotinto.com/sustainability/climate- change). Performance against these targets is independently assured and their alignment with the climate goals of the Paris Agreement is described in the Climate Change Report. Rio Tinto will continue to disclose these targets and its independently assured performance against them in its Annual Reports in the decade ahead. Furthermore, as announced on 17 February 2021, Rio Tinto has committed to put its 2021 Climate Change Report to an advisory vote at its 2022 annual general meetings. This “say on climate” will provide shareholders with the opportunity to express their view on our climate change strategy and implementation, taken as a whole. The second resolution (Resolution 20) requests that Rio Tinto enhance its annual review of industry associations to ensure that the review identifies areas of inconsistency with the Paris Agreement, and a recommendation that the company suspend membership, for a period deemed suitable by the Board, where an industry association’s record of advocacy is, on balance, inconsistent with the Paris Agreement’s goals. The resolution makes clear that the Board retains discretion to take decisions in the best interests of the company. Rio Tinto’s approach to industry associations is set out at www.riotinto.com/sustainability/ethics- integrity/industry-association-disclosure. We review our membership of such associations annually and already report on areas of inconsistency with the Paris Agreement. If we identify significant differences in climate-related policy or advocacy, we will consider suspension of membership. Our starting position, however, is that our objective of securing advocacy aligned with the Paris Agreement is best pursued from a position of influence from within such associations. In weighing up the relative merit of continued membership, the Board will exercise a balanced judgement of what is in the best interests of the company and will consider suspension of membership as a measure of last resort. The addendum sets out the Rio Tinto Board’s response and voting recommendation with respect to those resolutions, as well as supporting statements provided by the requisitioning shareholders. The addendum will be released to the ASX and is available, together with the full notice of meeting, at www.riotinto.com/invest/shareholder-information/annual-general-meetings. Further information on how to participate remotely in the Rio Tinto Limited annual general meeting on Thursday 6 May 2021 will also be made available in due course at the same link. EXHIBIT 99.1

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.